June 6, 2003

VIA EDGAR

U.S. Securities & Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Momentum Merger Corporation Withdrawal of Registration Statement on
Form S-4 (File No. 333-103979)

Ladies and Gentlemen:

Please be advised that pursuant to Rule 477 under the Securities Act of 1933, as amended, Momentum Merger Corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) withdraw the Company’s Registration Statement on Form S-4 filed with the Commission on March 24, 2003, (File No. 333-103979) together with all exhibits filed thereto (the “Form S-4”).

The Form S-4 is being withdrawn because the parties to the merger agreement described therein have agreed to terminate the merger agreement and abandon the mergers contemplated thereby. The Company further advises the Commission that no shares of common stock sought to be registered pursuant to the Form S-4 have been sold.

Very truly yours, Momentum Merger Corporation

/S/ HUNTER JACKSON

Hunter Jackson, Ph.D. Co-Chief Executive Officer